Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

December 14, 2020

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Raymond Be

Christina DiAngelo Fettig

Re:       Hamilton Lane Private Assets Fund

File Nos. 333-236451, 811-23509

Dear Mr. Be and Ms. Fettig:

The following responds to the comments you provided in connection with your review of a registration statement (the “Registration Statement”) filed on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) to register Hamilton Lane Private Assets Fund (the “Fund” or “Registrant”).1

Disclosure CommentS:

1.       Comment: Please amend the Fund’s Declaration of Trust and update the “Summary of the Agreement and Declaration of Trust” section of the Registration Statement to disclose the limitations of shareholder derivative suits under the federal securities laws.

Response: The Registrant confirms that the Fund’s Declaration of Trust will be amended in an exhibits only filing to clarify that Section 2.10 of the Declaration of Trust will not apply to claims brought under the federal securities laws. In addition, the following disclosure will be added under the aforementioned section of the Registration Statement in a Rule 424 filing:

Legal Proceedings

The Amended and Restated Agreement and Declaration of Trust provides that by virtue of becoming a shareholder of the Fund, each shareholder shall be held expressly to have agreed to be bound by the provisions of the Amended and Restated Agreement and Declaration of Trust. However, shareholders should be aware that they cannot waive their rights under the federal securities laws. The Amended and Restated Agreement and Declaration of Trust provides a detailed process for the bringing of derivative actions by shareholders for claims other than federal securities law claims beyond the process otherwise required by law. This derivative actions process is intended to permit legitimate inquiries and claims while avoiding the time, expense, distraction, and other harm that can be caused to a Fund or its shareholders as a result of spurious shareholder demands and derivative actions. Prior to bringing a derivative action, a demand by the complaining shareholder must first be made on the Trustees. The Amended and Restated Agreement and Declaration of Trust details conditions that must be met with respect to the demand. Following receipt of the demand, the Trustees must be afforded a reasonable amount of time to investigate and consider the demand. The Trustees will be entitled to retain counsel or other advisors in considering the merits of the request and shall require an undertaking by the shareholders making such request to reimburse the Fund for the expense of any such advisors in the event that the Trustees determine not to bring such action. The Fund’s process for bringing derivative suits may be more restrictive than other investment companies. The process for derivative actions for the Fund also may make it more expensive for a shareholder to bring a suit than if the shareholder was not required to follow such a process.

[1]	Capitalized terms not defined herein have the same meanings as defined in the Registration Statement.

2.       Comment: The Hamilton Lane Private Assets Fund has the term “Private Assets” in its name. The use of this term, in the Staff’s view, is misleading because the use of the term “private assets” connotes a specific type of unregistered investment fund, which a registered fund is not. Please comply with Rule 35d-1 under the 1940 Act and update the Fund’s policy to invest 80% of the Fund’s net assets, plus borrowing for investment purposes, in what constitutes private asset investments as defined by the Registrant.

Response: The Registrant will add the following disclosure under the Investment Objective and Strategies section under the Summary:

“Under normal circumstances, the Fund intends to invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in “private assets”. For purposes of this policy, private assets include Direct Investments (except for publicly listed private equity investments), Portfolio Funds, Secondary Investments and Opportunistic Investments.

The Fund intends to hold an amount of liquid assets consistent with prudent liquidity management. During normal market conditions, it is generally not expected that the Fund will hold more than 20% of its net assets in liquid investments, including cash or cash equivalents, for extended periods of time. For temporary defensive purposes, liquidity management or in connection with implementing changes in the asset allocation, the Fund may hold a substantially higher amount of liquid investments, including cash and cash equivalents.”

In addition, the Registrant will add the following disclosure under the Investment Objective and Strategies section beginning on page 10 of the Registration Statement:

“Under normal circumstances, the Fund intends to invest and/or make capital commitments of at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in “private assets”. For purposes of this policy, private assets include Direct Investments (except for publicly listed private equity investments), Portfolio Funds, Secondary Investments and Opportunistic Investments. This policy is not fundamental and may be changed by the Fund’s Board upon 60 days’ prior written notice to Shareholders. This test is applied at the time of investment; later percentage changes caused by a change in the value of the Fund’s assets, including as a result in the change in the value of the Fund’s investments or due to the issuance or redemption of Shares, will not require the Fund to dispose of an investment.

The Fund holds liquid assets and intends to hold such liquid assets to the extent required for purposes of liquidity management and compliance with applicable law. Over time, during normal market conditions, it is generally not expected that the Fund will hold more than 20% of its net assets in liquid investments, including cash or cash equivalents for extended periods of time. For temporary defensive purposes, liquidity management or in connection with implementing changes in the asset allocation, the Fund may hold a substantially higher amount of liquid investments, including cash and cash equivalents.”

Accounting CommentS:

1.       Comment: Please confirm if the fee table should reflect an increase in the Fund’s management fee given the Fund’s anticipated borrowings.

Response: The Fund confirms that the management fee will increase and will revise the fee table disclosure and expense examples in the manner below in a Rule 424 filing:

SHAREHOLDER FEES	Class R Shares	Class I Shares
Maximum Sales Load Imposed on Purchases (as a percentage of offering price)(1)	3.50%	None
Maximum Early Repurchase Fee (as a percentage of repurchased amount)(2)	2.00%	2.00%

ANNUAL EXPENSES (as a percentage of net assets attributable to Shares)(3)
Investment Management Fee(4)	1.59%	1.59%
Incentive Fee(5)	0.00%	0.00%
Distribution and Servicing Fees(6)	0.70%	0.00%
Fees and Interest Payments on Borrowed Funds(7)	0.20%	0.20%
Other Expenses(7)	0.20%	0.20%
Acquired Fund Fees and Expenses(8)	0.49%	0.49%
Total Annual Expenses	3.18%	2.48%
Fee Waiver and/or Expense Reimbursement(9)	0.00%	0.00%
Total Annual Fund Operating Expenses (after Fee Waiver and/or Expense Reimbursement)	3.18%	2.48%

(1)	Investors in Class R Shares may be charged a sales charge of up to 3.50% of the subscription amount.

(2)	A 2.00% early repurchase fee payable to the Fund will be charged with respect to the repurchase of a Shareholder’s Class R or Class I Shares at any time prior to the day immediately preceding the one-year anniversary of a Shareholder’s purchase of the Shares (on a “first in-first out” basis). An early repurchase fee payable by a Shareholder may be waived by the Fund, in circumstances where the Board determines that doing so is in the best interests of the Fund and in a manner as will not discriminate unfairly against any Shareholder. In addition, under certain circumstances the Board may offer to repurchase Shares at a discount to their prevailing net asset value. See “REPURCHASES OF SHARES.”
(3)	Amount assumes estimated average net assets of approximately $130 million during the following twelve months. That amount also assumes that the Fund maintains a credit line equal to approximately $30 million, and such line is drawn down by approximately 25% on average. Actual expenses will depend on the average net assets and the amount of leverage the Fund employs, if any. There can be no assurance that the Fund will reach estimated average net assets of approximately $130 million during the following twelve months.

The following table illustrates the aggregate fees and expenses that the Fund expects to incur and that holders of Shares can expect to bear directly or indirectly without the Fund’s annual use of leverage.

SHAREHOLDER FEES	Class R Shares	Class I Shares
Maximum Sales Load Imposed on Purchases (as a percentage of offering price)	3.50%	None
Maximum Early Repurchase Fee (as a percentage of repurchased amount)	2.00%	2.00%

ANNUAL EXPENSES (as a percentage of net assets attributable to Shares)
Investment Management Fee	1.50%	1.50%
Incentive Fee	0.00%	0.00%
Distribution and Servicing Fees	0.70%	0.00%
Other Expenses	0.20%	0.20%
Acquired Fund Fees and Expenses	0.49%	0.49%
Total Annual Expenses	2.89%	2.19%
Fee Waiver and/or Expense Reimbursement	0.00%	0.00%
Total Annual Fund Operating Expenses (after Fee Waiver and/or Expense Reimbursement)	2.89%	2.19%

(4)	The Investment Management Fee is equal to 1.50% on an annualized basis of the Fund’s average daily Managed Assets during such period. “Managed Assets” means the total assets of the Fund (including any assets attributable to money borrowed for investment purposes) minus the sum of the Fund’s accrued liabilities (other than money borrowed for investment purposes). Because the Investment Management Fee is based on the Fund’s Managed Assets, any leverage utilized by the Fund will result in an increase in such fee (as a percentage of net assets attributable to Shares). The Investment Management Fee is paid to the Adviser before giving effect to any repurchase of Shares in the Fund effective as of that date and will decrease the net profits or increase the net losses of the Fund that are credited to its Shareholders. See “INVESTMENT MANAGEMENT FEE” for additional information.

(5)	The Adviser (or, to the extent permitted by applicable law, an affiliate of the Adviser) will be entitled to receive an Incentive Fee, that is accrued monthly and payable upon the Fund’s exit from an investment in each Direct Investment, Secondary Investment, Listed PE Investment and Opportunistic Investment. Because the Fund has not commenced operations the Incentive Fee has yet to be charged. See “INCENTIVE FEE” for information regarding how the Incentive Fee is calculated.
(6)	The Fund has received exemptive relief from the SEC permitting it to offer multiple classes of Shares and to adopt a distribution and service plan for Class R Shares. The Fund may charge a distribution and/or shareholder servicing fee up to a maximum of 0.70% per year on Class R Shares on an annualized basis of the aggregate net assets of the Fund attributable to such class. The Fund may use these fees, in respect of the relevant class, to compensate financial intermediaries or financial institutions for distribution-related expenses, if applicable, and providing ongoing services in respect of clients with whom they have distributed Class R Shares of the Fund. See “DISTRIBUTION AND SERVICE PLAN.”
(7)	Fees and Interest Payments on Borrowed Funds and Other Expenses are estimated for the Fund’s current fiscal year.
(8)	Shareholders also indirectly bear a portion of the asset-based fees, performance or incentive fees or allocations and other expenses incurred by the Fund as an investor in the Portfolio Funds. Generally, asset-based fees payable in connection with Portfolio Fund investments will range from 1% to 2.5% (annualized) of the commitment amount of the Fund’s investment, and performance or incentive fees or allocations are typically 10% to 20% of a Portfolio Fund’s net profits annually, although it is possible that such amounts may be exceeded for certain Portfolio Fund Managers. Historically, a substantial majority of the direct investments made by the Adviser and its affiliates on behalf of their clients have been made without any “acquired fees” (i.e., free of the management fees and performance/incentive fees or allocations that are typically charged by Portfolio Fund Managers). The “Acquired Fund Fees and Expenses” disclosed above, however, do not reflect any performance-based fees or allocations paid by the Portfolio Funds that are calculated solely on the realization and/or distribution of gains, or on the sum of such gains and unrealized appreciation of assets distributed in kind, as such fees and allocations for a particular period may be unrelated to the cost of investing in the Portfolio Funds.
(9)	The Adviser has entered into an expense limitation agreement (the “Expense Limitation Agreement”) with the Fund, whereby the Adviser has agreed to waive fees that it would otherwise be paid, and/or to assume expenses of the Fund (a “Waiver”), if required to ensure the Total Annual Expenses (excluding taxes, interest, brokerage commissions, certain transaction-related expenses, extraordinary expenses, acquired fund fees and expenses, the Investment Management Fee and the Incentive Fee) do not exceed 1.45% and 0.75% of the average daily net assets of Class R Shares and Class I Shares, respectively (the “Expense Limit”). For a period not to exceed three years from the date on which a Waiver is made, the Adviser may recoup amounts waived or assumed, provided it is able to effect such recoupment without causing the Fund’s expense ratio (after recoupment) to exceed the lesser of (a) the expense limit in effect at the time of the waiver, and (b) the expense limit in effect at the time of the recoupment. The Expense Limitation Agreement also provides that, after the commencement of operations until the first anniversary of the commencement of operations, the Adviser agrees to waive fees payable to it by the Fund on assets held in cash or cash equivalents less the total amount of capital committed by the Fund and not yet drawn for investment. The Expense Limitation Agreement will have a term ending one-year from the date the Fund commences operations, and will automatically renew thereafter for consecutive twelve-month terms, provided that such continuance is specifically approved at least annually by a majority of the Trustees. The Expense Limitation Agreement may be terminated by the Fund’s Board of Trustees upon thirty days’ written notice to the Adviser.

EXAMPLE

Class R Shares

You Would Pay the Following Expenses Based on the Imposition of the 3.50% Sales Charge, a 0.70% Distribution and Servicing Fee and a $1,000
Investment in the Fund, Assuming a 5% Annual Return:

1 Year	3 Years	5 Years	10 Years
$66	$130	$196	$371

Class I Shares

You Would Pay the Following Expenses Based on a $1,000 Investment in the Fund, Assuming a 5% Annual Return:	1 Year	3 Years	5 Years	10 Years
	$25	$77	$132	$282

* * *

We trust that the foregoing is responsive to your comment. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-3307.

Sincerely,

/s/ Jillian L. Bosmann
Jillian L. Bosmann

cc: Frederick Shaw